Filed Pursuant to Rule 424(b)(3)

Registration No. 333-125546

SUPPLEMENT NO. 8 DATED SEPTEMBER 18, 2006

TO PROSPECTUS DATED MARCH 3, 2006

APPLE REIT SEVEN, INC.

The following information supplements the prospectus of Apple REIT Seven, Inc. dated March 3, 2006 and is part of the prospectus. This Supplement updates the information presented in the prospectus and in prior Supplements. Prospective investors should carefully review the prospectus, Supplement No. 7 (which was cumulative and replaced all prior Supplements), and this Supplement No. 8.

TABLE OF CONTENTS

Status of the Offering	S-3
Recent Developments	S-3
Acquisitions and Related Matters	S-4
Summary of Contracts for Our Properties	S-5
Our Properties	S-6

The prospectus, and each supplement, each contain forward-looking statements. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “Springhill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Seven, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Seven, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Seven, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Seven, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on March 15, 2006. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of August 21, 2006, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	17,631,290	193,944,190	174,549,771

Total	22,393,195	$243,944,190	$219,549,771

RECENT DEVELOPMENTS

Recent Purchases

On September 1, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Seattle, Washington that contains 234 guest rooms. The gross purchase price for this hotel was $56,172,992. Further information about this purchase is provided in another section below.

On September 15, 2006, one of our wholly-owned subsidiaries closed on the purchase of a hotel in Sarasota, Florida that contains 100 guest rooms. The gross purchase price for this hotel was $13,800,000. Further information about this purchase is provided in another section below.

Source of Payments

The aggregate gross purchase price for our two recent purchases was funded by our ongoing offering of units. We also used the proceeds of our ongoing offering to pay $1,399,460, representing 2% of the total aggregate gross purchase price for the recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

As a result of our recent purchases, we currently own 11 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Overview of Recent Purchases

Our recent purchases, through our subsidiaries, have resulted in our indirect ownership of two hotels. Each hotel has been leased to another one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the lessee and the applicable manager. For simplicity, the manager will be referred to below as the “manager.”

The hotel lease agreements and management agreements are among the contracts described in the next section. The table below specifies the franchises, hotel owners, lessees and managers for our recent purchases (with additional hotel information provided in a following section):

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager

Seattle, Washington	Residence Inn	Apple Seven Hospitality Ownership, Inc.	Apple Seven Hospitality Management, Inc.	Inn Ventures, Inc. (b)
Sarasota, Florida	Homewood Suites	Apple Seven Hospitality Ownership, Inc.	Apple Seven Hospitality Management, Inc.	Promus Hotels, Inc.

Note for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	The hotel was purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the sellers or the managers, except for the relationship resulting from our purchases, the management agreements and any related documents.

SUMMARY OF CONTRACTS FOR OUR PROPERTIES

Hotel Lease Agreements

Each of the recently purchased hotels is covered by a separate hotel lease agreement between our wholly-owned purchasing subsidiary and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. Each lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). The annual base rents and lease commencement dates for the hotels are shown below:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Seattle, Washington	Residence Inn	$4,487,921	September 1, 2006
Sarasota, Florida	Homewood Suites	983,305	September 15, 2006

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of the recently purchased hotels is being managed by the manager under separate management agreements between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotels and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

With respect to the recently purchased hotel in Seattle, there is a relicensing franchise agreement between our wholly-owned subsidiary that is serving as the lessee of the hotel (as specified in a previous section) and Marriott International, Inc. In addition, we have caused Apple Seven Hospitality, Inc. to provide a separate guaranty of the payment and performance of the lessee under the relicensing franchise agreement.

The relicensing franchise agreement for the Seattle hotel provided for royalty fees of 5% of gross room revenue. In addition, the franchisor is entitled to receive a marketing contribution of 2.5% of gross room revenue. The term of the relicensing franchise agreement is 20 years. A relicensing franchise agreement may be terminated for various reasons, including failure by the lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

With respect to the recently purchased hotel in Sarasota, there is a franchise license agreement between the applicable lessee and Hilton Hotels Corporation. Apple Seven Hospitality Ownership, Inc. has entered into a guarantee in which it has guaranteed the payment and performance of the lessee under the franchise license agreement.

The franchise license agreement for the Sarasota hotel provides for royalty fees that range from 3% to 4% of gross room revenue. In addition, the franchisor is entitled to receive a program fee of 4% of gross room revenue. The term of the franchise agreement is approximately 18.5 years. The franchise agreement may be terminated for various reasons, including failure by the lessee to operate in accordance with the standards, procedures and requirements established.

Owner Agreement

With respect to the hotel covered by the relicensing franchise agreement, there is a separate owner agreement between the applicable franchisor, owner and lessee. The owner agreement generally provides that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the related relicensing franchise agreement for the hotel; and (b) perform the obligations of the lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

OUR PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operation as extended-stay, select service or full service hotels (as applicable). The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their respective markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, the hotels are adequately covered by insurance. The following tables present further information about the recently purchased hotels.

Table 1. General Information

Hotel	Franchise		Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Seattle, Washington	Residence Inn		234	$56,172,992	$269-399	$56,172,992
Sarasota, Florida	Homewood Suites		100	13,800,000	114-159	12,049,500

		Total	334	$69,972,992

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate and frequent customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the personal property component of each hotel.

Table 2. Operating Information (a)

PART A		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2001	2002	2003	2004	2005
Seattle, Washington	Residence Inn	77%	84%	87%	88%	88%
Sarasota, Florida	Homewood Suites	—	—	—	—	70%

PART B		Revenue per Available Room/Suite ($)
Hotel	Franchise	2001	2002	2003	2004	2005
Seattle, Washington	Residence Inn	$110	$105	$106	$116	$123
Sarasota, Florida	Homewood Suites	—	—	—	—	$74

Note for Table 2:

(a)	Operating information is presented for the last five years, if applicable. Results of operations for those periods before the effective date of our ownership were provided by the applicable seller or manager for such period.

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (a)	Real Property Tax (b)
Seattle, Washington	Residence Inn	2006	(c)	0.96934%	$365,239
Sarasota, Florida	Homewood Suites	2005	(c)	1.89872%	30,714

Notes for Table 3:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).
(b)	The hotel in Sarasota, Florida was under construction during 2005. The property tax for this hotel is not indicative of the property tax expected in future periods.
(c)	Represents calendar year.

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